NR10-21	June 16, 2010

International Tower Hill Announces Resource Update, Livengood Gold Project, Alaska

Indicated:  6.9M Oz Gold in 201.7 Mt averaging 1.07 g/t gold @ 0.7 g/t cutoff

Inferred:  1.4M Oz Gold in 39.9 Mt averaging 1.06 g/t gold @ 0.7 g/t cutoff

Vancouver, B.C…International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results of the independently prepared June 2010 in-situ mineral resource estimate for the Livengood gold project near Fairbanks, Alaska (Table 1).  The independent study incorporates all drill results received through May 25, 2010, a total of 420 diamond and reverse circulation holes, totalling 121,212 metres.  This resource update, calculated at a 0.7 g/t cutoff grade which the Company envisions as a possible milling cut-off grade, expands the size of the deposit and increases the average grade, thereby highlighting the growing economic potential of the Livengood gold system.

The June, 2010 in-situ updated resource estimate will form the basis of the Company’s ongoing combined mill - heap leach Preliminary Economic Assessment (PEA) anticipated for release in Q3 2010.  The Summer 2010 drill program at Livengood is currently underway utilizing five drills (two diamond and three reverse circulation) for a planned total of 45,000 metres.

Updated Livengood Resource Estimate

Using a 0.7 g/t gold cut-off, the Indicated Resource is 6.9M ounces of gold (an increase of almost 19% from the January 2010 estimated resource) and the average grade has increased 9% to 1.07 g/t gold from 0.98 g/t gold (Table 1).

In addition, the indicated ounces at a 0.5 g/t gold cut off have increased by 17 % to 10.9 M ounces gold from 9.3M ounces of gold, and the average grade has increased 6 % to 0.83 g/t gold from 0.78 g/t gold (Table 2).  Using a 0.3 g/t gold cut-off grade, which is approximately the average grade for the heap leach described in the Company’s November, 30, 2009 heap leach PEA study, the Indicated Resource is 15.7M ounces of gold at an average grade of 0.62 g/t gold, with an additional Inferred Resource of 4M ounces of gold at an average of 0.55 g/t gold (Table 3).

Jeff Pontius, President and CEO of ITH, stated “We are highly encouraged by the latest resource update, which includes results of the winter drill program at Livengood.  The estimated resource now incorporates our expanding and higher grade SW Zone, while the deposit remains open in several directions.  The latest resource data, as well as infill results between the Sunshine and Core Zones, are expected to have a positive impact on our ongoing mine design work.  Our new combined mill-heap leach concept should benefit from the higher grades in this new resource estimate as we aggressively work to advance the project down the production path.”

Five drills have been deployed for the Summer 2010 program, with the objectives of expanding the resource, improving confidence in the high grade areas of the deposit, and gathering data for metallurgical, hydrological and geotechnical studies.  A major soil survey is also planned to cover the northeast extension of the mineralized trend with the objective of delineating drill targets for exploration in the late fall and winter.

Table 1:  June 2010 Livengood Resources (at 0.7 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.7	201.7	1.07	6.9
Inferred	0.7	39.9	1.06	1.4

Table 2:  June 2010 Livengood Resources (at 0.5 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.5	408.6	0.83	10.9
Inferred	0.5	94.4	0.79	2.4

Table 3:  June 2010 Livengood Resources (at 0.3 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.3	788.9	0.62	15.7
Inferred	0.3	229.1	0.55	4.0

Resource Update

On June 14, 2010, Reserva International, LLC., an independent contractor, delivered the updated resource estimate, which has been prepared in accordance with the requirements of N.I. 43-101, incorporating the data for all drilling through May 25, 2010.  The June 2010 indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 4 square kilometres and is based on 420 drill holes, which have an average length of 289 metres, and 11 trenches with an average length of 38 metres.  The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  Statistical analysis indicated that lithological controls on mineralization are significant and consequently the resource model was constrained by the lithological model developed by the Company.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on estimation variance relative to sample distance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be larger than the current estimate.

Livengood Project Highlights

  The Money Knob deposit represents one of the largest new gold discoveries in North America.  Drilling at the project continues to expand the deposit and the ongoing 2010 exploration program is focused on expanding the resource base as well as testing both new targets within the District and the down dip projection of the existing deposit.
  The Core, Sunshine and SW Zones account for most of the higher grade mineralization (indicated resources of 201.7 Mt at an average grade of 1.07 g/t gold and inferred resources of 39.9 Mt at an average grade of 1.06 g/t gold, based on a cut off grade of 0.70 g/t gold) and form the key mining areas for material going to the mill in the new PEA.
  Ongoing metallurgical studies focusing on the potential use of milling indicate that the mineralization has a high gravity concentration component. In combined flotation-gravity concentration tests, an average of 89% of the gold reported to a concentrate.  The use of a gravity-flotation pre-concentration system could offer a number of economic and environmental benefits to the project.
  The geometry of the currently defined, shallowly dipping and outcropping deposit has a low strip ratio which is amenable to low cost open pit mining, and  could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

ITH controls 100% of its 151 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, and the project’s first indicated resource estimate was announced in early 2008.  Money Knob is emerging as one of the world’s largest new gold deposits in one of the most stable mining jurisdictions in the world.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization in the Core and SW Zones, and the more vertically continuous, higher grade core in the Sunshine Zone which result in a relatively low strip ratio for the overall deposit.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

A detailed description of the updated resource estimate and other pertinent geological information related to the Livengood project will be included in a NI 43-101 compliant technical report being prepared for the Company by Mineral Resource Services Inc. and Reserva International, LLC., which will be filed on SEDAR within 45 days of this news release.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has reviewed and approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the June 2010 resource modeling for the Livengood deposit.  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mine engineering experience in operating, corporate and consulting environments.  Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, is acting as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit.  Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in business management.  He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame.  Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America.  Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Company under NI 43-101.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum from early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of

International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,

President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.